EXHIBIT 21

SUBSIDIARIES OF ULTRATECH, INC.

The following is a list of Ultratech, Inc.’s subsidiaries including their jurisdiction of incorporation as of December 31, 2003:

Subsidiaries	Jurisdiction of incorporation
Ultratech CH	Korea
Ultratech International, Inc.	State of Delaware, USA
Ultratech UK Limited	United Kingdom
Ultratech Kabushiki Kaisha	Japan
Ultratech Stepper East, Inc. (formerly UTS Acquisition Sub, Inc., Ultratech Capital, Inc. and Ultratech Stepper Capital, Inc.)	State of Delaware, USA
Ultratech Stepper (Thailand) Co. LTD.	Thailand
Ultratech (Singapore) Pte, Ltd.	Singapore
Ultratech Corporation	State of Nevada, USA